# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Vertical Aerospace Ltd., CIK 0001867102
CUSIP: G9471C107
Title of class of securities: Ordinary Shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Date of event which requires filing of this statement: 08/12/2026
Amends the filing with accession number 0001104659-24-110937
Filed by CIK 0001655183
Persons authorized to receive notices and communications: Jason Mudrick, Mudrick Capital Management, L.P., 31 W. 52nd Street, 16th Floor, New York, New York (NY), 10019, 646-747-9500

## Reporting persons
- Mudrick Capital Management, L.P. (CIK 0001655183): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 214,698,010; sole dispositive power 0; shared dispositive power 214,698,010; aggregate amount beneficially owned 214,698,010 (64.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 52,159,585 ordinary shares, par value $0.001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer"), (ii) 157,972,425 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P., Mudrick Distressed Opportunity Drawdown Fund II, L.P., Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., Mudrick Distressed Opportunity SIF Master Fund, L.P., Mudrick Stressed Credit Master Fund, L.P., Mudrick Opportunity Co-Investment Fund, LP, Mudrick Distressed Opportunity Drawdown Fund III, L.P., Mudrick Co-Investment Opportunity III, L.P. and certain accounts managed by Mudrick Capital Management, L.P. (collectively, the "Mudrick Funds"), in the aggregate.
  
  Row 13 is based on 334,262,066 Ordinary Shares outstanding, which includes (i) 171,723,641 Ordinary Shares outstanding as reported by the Company in its Form 6-K filed on August 10, 2026, the "Outstanding Shares"), (ii) 157,972,425 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Capital Management, LLC (CIK 0001730922): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 214,698,010; sole dispositive power 0; shared dispositive power 214,698,010; aggregate amount beneficially owned 214,698,010 (64.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 52,159,585 Ordinary Shares of the Issuer, (ii) 157,972,425 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 334,262,066 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 157,972,425 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Jason Mudrick (CIK 0001367262): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 214,698,010; sole dispositive power 0; shared dispositive power 214,698,010; aggregate amount beneficially owned 214,698,010 (64.2% of the class)
  Comment: Rows 8, 10 and 11 include (i) 52,159,585 Ordinary Shares of the Issuer, (ii) 157,972,425 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 400,000 Ordinary Shares issuable upon the exercise of Existing Warrants, 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Funds in the aggregate.
  
  Row 13 is based on 334,262,066 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 157,972,425 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes, (iii) 400,000 Ordinary Shares issuable upon exercise of Existing Warrants, (iv) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 2,083,000 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Fund Global, L.P. (CIK 0001470474): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40,232,026; sole dispositive power 0; shared dispositive power 40,232,026; aggregate amount beneficially owned 40,232,026 (20% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,253,764 Ordinary Shares of the Issuer, (ii) 28,071,980 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 200,701,903 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 28,071,980 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants, held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick GP, LLC (CIK 0001656059): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 40,232,026; sole dispositive power 0; shared dispositive power 40,232,026; aggregate amount beneficially owned 40,232,026 (20% of the class)
  Comment: Rows 8, 10 and 11 include (i) 11,253,764 Ordinary Shares of the Issuer, (ii) 28,071,980 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 94,138 Ordinary Shares issuable upon the exercise of Existing Warrants, 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by Mudrick Distressed Opportunity Fund Global, L.P.
  
  Row 13 is based on 200,701,903 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 28,071,980 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Fund Global, L.P., (iii) 94,138 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Fund Global, L.P., (iv) 406,072 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 406,072 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II, L.P. (CIK 0001763080): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,966,634; sole dispositive power 0; shared dispositive power 23,966,634; aggregate amount beneficially owned 23,966,634 (12.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 7,268,224 Ordinary Shares of the Issuer, (ii) 16,176,174 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 54,246 Ordinary Shares issuable upon the exercise of Existing Warrants, 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Distressed Opportunity Drawdown Fund II, L.P.
  
  Row 13 is based on 188,422,051 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 16,176,174 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown fund II, L.P., (iii) 54,246 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P., (iv) 233,995 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 233,995 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P. (CIK 0001813394): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 2,501,551; sole dispositive power 0; shared dispositive power 2,501,551; aggregate amount beneficially owned 2,501,551 (1.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 758,631 Ordinary Shares of the Issuer, (ii) 1,688,410 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 5,662 Ordinary Shares issuable upon the exercise of Existing Warrants, 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants (as each is defined in this Schedule 13D), in each case, directly held by the Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 173,466,561 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 1,688,410 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 5,662 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 24,424 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 24,424 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC (CIK 0001813765): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 26,468,185; sole dispositive power 0; shared dispositive power 26,468,185; aggregate amount beneficially owned 26,468,185 (13.9% of the class)
  Comment: Rows 8, 10 and 11 include (i) 8,026,855 Ordinary Shares of the Issuer, (ii) 17,864,584 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 59,908 Ordinary Shares issuable upon the exercise of Existing Warrants, 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.
  
  Row 13 is based on 190,164,971 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 17,864,584 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iii) 59,908 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity Drawdown Fund II, L.P. and Mudrick Distressed Opportunity Drawdown Fund II SC, L.P., (iv) 258,419 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 258,419 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P. (CIK 0001860577): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,269,339; sole dispositive power 0; shared dispositive power 6,269,339; aggregate amount beneficially owned 6,269,339 (3.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 4,231,462 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 176,091,713 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 4,231,462 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC (CIK 0001959099): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 6,269,339; sole dispositive power 0; shared dispositive power 6,269,339; aggregate amount beneficially owned 6,269,339 (3.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,901,267 Ordinary Shares of the Issuer, (ii) 4,231,462 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 14,190 Ordinary Shares issuable upon the exercise of Existing Warrants, 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.
  
  Row 13 is based on 176,091,713 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 4,231,462 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iii) 14,190 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P., (iv) 61,210 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 61,210 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF Master Fund, L.P. (CIK 0001875540): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,658,282; sole dispositive power 0; shared dispositive power 4,658,282; aggregate amount beneficially owned 4,658,282 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,339,287 Ordinary Shares of the Issuer, (ii) 3,215,195 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 175,042,636 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 3,215,195 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity SIF GP, LLC (CIK 0001959041): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,658,282; sole dispositive power 0; shared dispositive power 4,658,282; aggregate amount beneficially owned 4,658,282 (2.7% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,339,287 Ordinary Shares of the Issuer, (ii) 3,215,195 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,782 Ordinary Shares issuable upon the exercise of Existing Warrants, 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P.
  
  Row 13 is based on 175,042,636 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 3,215,195 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iii) 10,782 Ordinary Shares issuable upon exercising of Existing Warrants held by Mudrick Distressed Opportunity SIF Master Fund, L.P., (iv) 46,509 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 46,509 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Master Fund, L.P. (CIK 0001958524): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,630,752; sole dispositive power 0; shared dispositive power 7,630,752; aggregate amount beneficially owned 7,630,752 (4.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,326,528 Ordinary Shares of the Issuer, (ii) 6,179,150 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 178,027,865 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 6,179,150 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Stressed Credit Fund GP, LLC (CIK 0001958558): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 7,630,752; sole dispositive power 0; shared dispositive power 7,630,752; aggregate amount beneficially owned 7,630,752 (4.3% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,326,528 Ordinary Shares of the Issuer, (ii) 6,179,150 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 33,540 Ordinary Shares issuable upon the exercise of Existing Warrants, 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Stressed Credit Master Fund, L.P.
  
  Row 13 is based on 178,027,865 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 6,179,150 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Stressed Credit Master Fund, L.P. or on behalf of MSC Fund A, (iii) 33,540 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Stressed Credit Master Fund, L.P., (iv) 45,767 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (v) 45,767 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Opportunity Co-Investment Fund, L.P. (CIK 0001899917): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,175,592; sole dispositive power 0; shared dispositive power 4,175,592; aggregate amount beneficially owned 4,175,592 (2.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 2,982,003 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 174,715,644 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 2,982,003 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Opportunity Co-Investment Fund GP, LLC (CIK 0001959101): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,175,592; sole dispositive power 0; shared dispositive power 4,175,592; aggregate amount beneficially owned 4,175,592 (2.4% of the class)
  Comment: Rows 8, 10 and 11 include (i) 1,183,589 Ordinary Shares of the Issuer, (ii) 2,982,003 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, and (iii) 10,000 Ordinary Shares issuable upon the exercise of Existing Warrants, in each case, directly held by Mudrick Opportunity Co-Investment Fund, L.P.
  
  Row 13 is based on 174,715,644 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 2,982,003 Ordinary Shares issuable upon the conversion of Convertible Senior Secured Notes directly held by Mudrick Opportunity Co-Investment Fund, L.P., and (iii) 10,000 Ordinary Shares issuable upon exercise of Existing Warrants held by Mudrick Opportunity Co-Investment Fund, L.P.
- Mudrick Distressed Opportunity Drawdown Fund III, L.P. (CIK 0002024855): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,082,459; sole dispositive power 0; shared dispositive power 1,082,459; aggregate amount beneficially owned 1,082,459 (.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 265,045 Ordinary Shares of the Issuer, (ii) 570,012 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 172,541,055 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 570,012 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC (CIK 0002051254): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,082,459; sole dispositive power 0; shared dispositive power 1,082,459; aggregate amount beneficially owned 1,082,459 (.6% of the class)
  Comment: Rows 8, 10 and 11 include (i) 265,045 Ordinary Shares of the Issuer, (ii) 570,012 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, in each case, directly held by Mudrick Distressed Opportunity Drawdown Fund III, L.P.
  
  Row 13 is based on 172,541,055 Ordinary Shares outstanding, which includes (i) the Outstanding Shares, (ii) 570,012 Ordinary Shares issuable upon conversion of Convertible Senior Secured Notes, (iii) 123,701 Ordinary Shares issuable upon the exercise of Tranche A Warrants and (iv) 123,701 Ordinary Shares issuable upon the exercise of Tranche B Warrants, as each is defined in this Schedule 13D.
- Mudrick Co-Investment Opportunity III, L.P. (CIK 0002077722): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (.1% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on the Outstanding Shares.
- Mudrick Co-Investment Opportunity III GP, LLC (CIK 0002100159): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 250,000; sole dispositive power 0; shared dispositive power 250,000; aggregate amount beneficially owned 250,000 (.1% of the class)
  Comment: Rows 8, 10 and 11 include 250,000 Ordinary Shares of the Issuer directly held by Mudrick Co-Investment Opportunity III, L.P.
  
  Row 13 is based on the Outstanding Shares.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value $0.001 per share
Name of issuer: Vertical Aerospace Ltd.
Address of issuer's principal executive offices: Unit 1 Camwal Court, Chapel Street, Bristol, United Kingdom (X0), BS2 0UW
Comment: This Amendment No. 9 ("Amendment No. 9") amends the statement on Schedule 13D (as amended from time to time, the "Schedule 13D") originally filed by the Reporting Persons October 23, 2024, and relates to the ordinary shares, par value $0.001 per share ("Ordinary Shares"), of Vertical Aerospace Ltd. (the "Issuer" or the "Company"). Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated, each capitalized term used but not defined in this Amendment No. 8 shall have the meaning assigned to such term in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
This Item 3 is amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 9 is incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Item 4 of the Schedule 13D is amended and supplemented as follows:

The information disclosed in Item 6 of this Amendment No. 9 is incorporated by reference herein.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5(a) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 9 are incorporated by reference into this Item 5.
Number of shares as to which each person has sole or shared power to vote or dispose:
This Item 5(b) of the Schedule 13D is amended and supplemented as follows:

The responses set forth in rows 7 through 13 and the related "Comments for Type of Reporting Person" on the cover pages to this Amendment No. 9 are incorporated by reference into this Item 5.
Transactions in the class effected during the past sixty days:
This Item 5(c) of the Schedule 13D is amended and supplemented as follows:

Except as set forth in this Amendment No. 9 and in Exhibit 21 to Amendment No. 8 (which is incorporated herein by reference), there have been no transactions in Issuer securities effected by the Reporting Persons in the last sixty days.
Other persons with the right to receive dividends or sale proceeds:
This Item 5(d) of the Schedule 13D is amended and supplemented as follows:

Under certain circumstances, partners, members or shareholders of the Reporting Persons, as the case may be, could have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities owned by such Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
This Item 6 of the Schedule 13D is amended and supplemented as follows:

As previously disclosed by the Company in its Form 6-K filed on August 13, 2026 and consistent with Item 6 of Amendment No. 8, on August 12, 2026, Mudrick Capital Management, L.P., on behalf of certain funds, investors, entities or accounts that are managed, sponsored or advised by it or its affiliates ("MCM"), and the Company entered into an Amended and Restated Convertible Note Purchase Agreement (the "A&R Convertible Note Purchase Agreement"), pursuant to which the Company issued the remaining $35,000,000 in aggregate nominal principal amount of additional Convertible Senior Secured Notes (the "Additional Notes") to MCM and MCM purchased such Additional Notes. The Additional Notes were issued pursuant to Section 2.03 of the Company's indenture, dated as of December 16, 2021, with U.S. Bank National Association as Trustee and the other parties thereto (as amended and supplemented, the "Indenture"), governing the Company's existing 10.00% / 12.00% Convertible Senior Secured PIK Toggle Notes due 2030, which was supplemented to provide for, among other things, a change in the conversion price of all Convertible Senior Secured Notes issued under the Indenture from $3.50 to $1.30 per ordinary share of the Company, par value $0.001. The description of the A&R Convertible Note Purchase Agreement is qualified in its entirety by reference to the full text of such document, which is filed herewith as Exhibit 23 and is incorporated by reference herein.

Additionally, on August 12, 2026, MCM and the Company entered into a shareholder agreement (the "Shareholder Agreement") providing for certain director nomination rights, removal rights and consent rights for MCM and other matters, including the submission of certain amendments to the Company's Fifth Amended and Restated Memorandum and Articles of Association (the "Articles") to a vote at a general meeting of the Company's shareholders.

Pursuant to the Shareholder Agreement, among other things, (1) the Company agreed to take all necessary corporate action to increase the number of seats on the board of directors of the Company (the "Board") from eight directors to nine directors and (2) MCM is entitled to nominate for election individuals to serve as directors in respect of the number of director positions that is equal to (X) the product, rounded to the nearest whole number, of (i) the percentage of ordinary shares beneficially owned by MCM at the relevant time multiplied by (ii) the total number of director positions on the Board (for the avoidance of doubt, including any vacancies) at the relevant time minus (Y) the number of Appointed Directors (as defined in the Articles) serving on the Board at such time ("Specified Directors"); provided that there shall not be less than one director on the Board that is either a Specified Director or an Appointed Director. The description of the Shareholder Agreement is qualified in its entirety by reference to the full text of such document, which is filed herewith as Exhibit 24 and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 23: Amended and Restated Convertible Note Purchase Agreement, dated as of August 12, 2026, by and between MCM and the Issuer.

Exhibit 24: Shareholder Agreement, dated as of August 12, 2026, by and between MCM and the Issuer.

## Signatures
- Mudrick Capital Management, L.P.: By: Mudrick Capital Management, LLC its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Capital Management, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Jason Mudrick: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity Fund Global, L.P.: By: Mudrick GP, LLC, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund II, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund II SC, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund II GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund II GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund, L.P.: By: Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity 2020 Dislocation Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity SIF Master Fund, L.P.: By: Mudrick Distressed Opportunity SIF Master Fund LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity SIF GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Stressed Credit Master Fund, L.P.: By: Mudrick Stressed Credit Fund GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Stressed Credit Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Opportunity Co-Investment Fund, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Opportunity Co-Investment Fund GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund III, L.P.: By: Mudrick Distressed Opportunity Drawdown Fund III GP, LLC, its general partner, /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Distressed Opportunity Drawdown Fund III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Co-Investment Opportunity III, L.P.: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)
- Mudrick Co-Investment Opportunity III GP, LLC: /s/ Jason Mudrick, Jason Mudrick, Sole Member (08/14/2026)